As filed with the Securities and Exchange Commission on July 9, 2003

Registration No. 333-89412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 2 OF FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

Canyon Resources Corporation
(Exact name of Registrant as specified in its charter)

Delaware	84-0800747
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
(303) 278-8464

(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive office)

Richard H. De Voto
President and Chief Executive Officer
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
(303) 278-8464

(Name, address, including zip code, and telephone number,
including area code, of agent for service of process)

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

			Proposed		Proposed
			maximum		maximum		Amount of
Titles of each class	Amount to be		offering price		aggregate		registration
of securities to be registered	registered		per share		offering price		fee

Common Stock
Issued and Outstanding	2,958,579	shares	$2.12	(1)	$6,272,187	(1)	$577
Issued and Outstanding (added by Amendment No.1)	583,534	shares	$2.09	(2)	$1,219,586	(2)	$112
Issued and Outstanding (added by Amendment No. 2)	842,089		$1.24	(3)	$1,044,190	(3)	$84
Issuable upon exercise of Warrants	1,602,860	shares	$1.67	(4)	$2,676,776	(4)	$246
Issuable upon conversion of Debentures (added by Amendment No. 2)	2,390,589	shares	$1.38	(5)	$3,299,013	(5)	$267

Totals	8,377,651	shares			$14,511,752		$1,286

(1)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Registrant’s Common Stock as reported on the American Stock Exchange on May 28, 2002 in accordance with Rule 457 (c) under the Securities Act of 1933.

(2)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Registrant’s Common Stock as reported on the American Stock Exchange on September 18, 2002 in accordance with Rule 457 (c) under the Securities Act of 1933.

(3)	Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Registrant’s Common Stock as reported on the American Stock Exchange on April 22, 2003 in accordance with Rule 457 (c) under the Securities Act of 1933.

(4)	Based on the maximum exercise price of the Warrants.

(5)	Based on conversion price of the Debentures.

PROSPECTUS

DATED JULY 9, 2003

CANYON RESOURCES CORPORATION
8,377,651 Shares of Common Stock

     This prospectus relates to shares of our common stock being offered for resale by certain selling shareholders and those shares to be acquired upon exercise of certain warrants and conversion of certain debentures as described more fully below. The shares of common stock offered consist of:

4,384,202 shares of common stock currently issued and outstanding,

1,602,860 shares of common stock issuable upon exercise of warrants at an exercise price of $1.67 per share, provided that the exercise price is reduced to $1.35 per share through the period ending at 5:00 p.m., Mountain Time, on August 6, 2003. Holders of warrants exercised through 5:00 p.m., Mountain Time, on August 6, 2003 also will receive an equal amount of new non-transferable warrants priced at $1.67 per share. These new warrants and the shares obtainable upon the exercise of such warrants are specifically not covered by this prospectus. The offer to reduce the purchase price of the outstanding warrants and to issue new warrants is being made under an Offer to Exchange an Exercise Price and Certain Outstanding Warrants for Common Shares and New Warrants that we are delivering to holders of the outstanding warrants and a Tender Offer Statement on Schedule TO that we have filed with the United States Securities and Exchange Commission. WE URGE THE HOLDERS OF OUTSTANDING WARRANTS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND ALSO MAY BE OBTAINED FREE OF CHARGE FROM US.

2,390,589 shares of common stock issuable upon conversion of debentures at a conversion price of $1.38 per share.

     The selling stockholders may sell the shares covered by this prospectus on the American Stock Exchange, in other markets where our common shares may be traded or in privately negotiated transactions. The selling stockholders may sell the shares at whatever prices that are current when particular sales take place or at other prices to which the selling stockholders agree. The selling stockholders will pay any brokerage fees or commissions relating to the sales of shares. The registration of the selling stockholders’ shares does not necessarily mean that any shares will be sold.

     We would receive $2,676,776 upon the exercise of all the warrants at $1.67 per share or $2,163,861 if all warrants are exercised prior to August 6, 2003 at $1.35 per share.

     We will not receive any proceeds from the sale of any common shares by the selling stockholders. We will not receive any additional proceeds upon conversion of the outstanding debentures. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

     Our common shares are traded on the American Stock Exchange under the symbol “CAU.” On July 3, 2003 the closing price of our stock was $1.36.

     The acquisition and ownership of our common stock involves a high degree of risk. Only investors who are able to afford the risk of loss of their entire investment should purchase our common stock. See “Risk Factors” beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The mailing address and telephone number of our principal executive office is 14142 Denver West Parkway, Suite 250, Golden, Colorado, 80401 and 303/278-8464.

     This prospectus is dated July 9, 2003

RISK FACTORS
THE COMPANY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
THE SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES

RISK FACTORS

THE PURCHASE OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK FOR THE INVESTOR. EACH POTENTIAL INVESTOR SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS THAT MAKE THE SHARES OFFERED HEREBY A SPECULATIVE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE PURCHASE OF THE COMMON SHARES.

SPECIFIC RISKS RELATED TO US

     Montana Regulatory Authorities May Impose Reclamation Requirements On Our Closure of the Kendall Mine That Would Significantly Increase Our Funding Requirements for Such Closure. Our subsidiary, CR Kendall, has spent approximately $7.7 million on reclamation and closure activities at the Kendall Mine through December 31, 2002, and expects to spend an additional $1.4 million through mine closure. In 1999 and 2000, the Montana Department of Environmental Quality (DEQ) revised the required reclamation bond amount from the existing $1.9 million to approximately $14.2 million. We believe the revised bond amount exceeds the cost of remaining work and our subsidiary filed an administrative appeal to the DEQ’s actions. In February 2001, our subsidiary, CR Kendall, entered into an agreement with the DEQ under which the $1.9 million supporting the bond was transferred to an interest bearing account at the DEQ for use in continuing reclamation at the Kendall minesite and the appeals regarding bond amounts were stayed.

     In January 2002, the Company became aware that the DEQ intends to proceed with an Environmental Impact Statement (EIS) to determine the closure requirements for final reclamation at our Kendall Mine. Depending on the outcome of an EIS, the reclamation costs may vary from our current estimate. The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and we may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to us.

     Unfavorable Resolutions Of The McDonald Lawsuits Would Prevent Us From Developing The Project Or Realizing Its Value. In November 1998, the Montana electorate passed an anti-mining initiative (I-137). This initiative, as modified by the State Legislature in April 1999, bans development of new gold and silver mines, such as our McDonald Project, which use open-pit mining methods and cyanide in the treatment and recovery process. Our Seven-Up Pete Venture filed parallel lawsuits in both the Federal U.S. District Court and Montana State District Court for Lewis and Clark County in April 2000 against the State of Montana seeking to have I-137 declared unconstitutional or, alternatively, to obtain a “takings” or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. The State of Montana requested dismissal of the case in both Federal and Montana State courts. In August 2001, the U.S. District Court rejected the Motion of the State of Montana to dismiss the federal lawsuit. The U.S. District Court ruling recognized our right to proceed on eight of nine claims against the State of Montana in federal court should the claims not be resolved favorably to us in the Montana State Courts. The Montana State District Court issued a ruling November 1, 2001 in response to a Motion to Dismiss and a Motion For Summary Judgment by the State of Montana. In this ruling, the Court dismissed four of the Venture’s fourteen counts. The Montana District Court held a hearing of the case on August 12, 2002, and in an order dated December 9, 2002, granted the State of Montana summary judgment on all of the remaining legal claims of the lawsuit filed by Canyon Resources and the Seven-Up Pete Venture. The court also affirmed the conclusion of the Montana Department of Natural Resources and Conservation hearing examiner in termination of the Seven-Up Pete Venture’s mineral leases with the State. On January 14, 2003, the Seven-Up Pete Venture and Canyon Resources filed an appeal to the Montana Supreme Court of the Montana First Judicial District Court ruling on our lawsuit against the State of Montana regarding the anti-mining initiative, I-137. We believe the lawsuits will be resolved in our favor at the Montana state level or in the federal court system, with respect to the claim that I-137 is unconstitutional or the takings damage claims. However, if the lawsuits are not resolved in our favor, we may not be able to develop the McDonald or the Seven-Up Pete property.

     Failure To Extend The Life Of The Briggs Mine Would Significantly Reduce Our Gold Production. Our only income and revenue producing asset is the Briggs Mine, located in California. We placed our Briggs Mine in production in 1996 and it has produced 476,991 ounces of gold through December 31, 2002. Our current mine plan indicates that unless we find additional gold reserves, mining at the Briggs Mine will cease in 2003 and gold production from the heap leach piles will cease in 2004. However, we are evaluating different mining plans which, depending on the future price of gold, may impact cash flow by changing production expenditures as well as the amount of gold recovered. We also are exploring for additional gold reserves adjacent to the mine but there can be no assurance that our exploration program will be successful. Our failure to extend the life of the Briggs Mine would have a significant adverse effect upon our future gold production and our financial condition.

     Gold Production at Our Briggs Mine Involves Many Steps and the Amount of Gold to be Recovered is Not Known with Certainty. We produce gold at our Briggs Mine using the heap leaching process. This process involves the application of cyanide solutions by drip irrigation to ore stacked on an impervious pad. As the solution percolates through the heap, gold is dissolved from the ore into solution. This solution is collected and processed with activated carbon which precipitates the gold out of solution and onto the carbon. Through the subsequent processes of acid washing and pressure stripping, the gold is returned to solution in a more highly concentrated state. This concentrated solution of gold is then processed in an electrowinning circuit, which re-precipitates the gold onto cathodes for melting into bars. We make certain estimates regarding this overall process, the most significant of which are the amount and timing of gold to be recovered. Although we can calculate with reasonable certainty the tonnage and grades of ore placed under leach by engineering survey and laboratory analysis of drill hole samples, the recovery and timing factors are influenced by the size of the ore under leach (crushed or run-of-mine) and the particular mineralogy of a deposit being mined. We base our estimates on laboratory leaching models, which approximate the ore under leach on the heap. From this data, we estimate the amount of gold that can be recovered and the time it will take for recovery. We continually monitor the actual monthly and cumulative recovery from the heap as a check against the laboratory models, however, ultimate recovery will not be known with certainty until active leaching has stopped and pad rinsing is completed. Because it is impossible to physically measure the amount of gold under leach, we calculate, or derive the amount, by taking the difference between the cumulative estimated recoverable gold placed on the heap and the known amount of gold cumulatively produced.

     Recent California Legislation and Regulations May Prohibit Us From Developing Any Projects Adjacent To Our Briggs Mine. In April 2003, the California Legislature passed a bill which stipulates that, if a project is located within one mile of a Native American sacred site and on limited use lands within the California Desert Conservation Area (CDCA), new open-pit metal mine projects must be backfilled during reclamation and any disturbances to sacred sites must be mitigated to the sole satisfaction of the Native American tribe. Our Briggs project is located in the Panamint Range within the designated limited use land of the CDCA and the nearby Timbisha Shoshone Native American tribe has stated that they consider our entire project area to be sacred. We could be prohibited from developing any additional gold deposits in the Panamint Range due to passage of this law.

     On December 12, 2002, the California State Mining and Geology Board (CSMGB) enacted an Emergency Backfill Regulation, for 120 days, that essentially requires that all future metal mines be backfilled to the original contour of the landscape. On April 10, 2003, the CSMGB made this Backfill Regulation permanent. Because of the high cost of backfilling, this regulation essentially eliminates any potential new mines on our properties in the Panamint Range.

     We Have Significant Obligations At The Briggs Mine, Which May Adversely Impact Liquidity. Our Briggs Mine in California operates under a number of permits issued by state, local and federal agencies. Those agencies required us to post a $3.03 million reclamation bond, a $1.01 million bond to mitigate any “foreseeable release” of pollutants, and a $0.144 million reclamation bond for exploration. We have partially collateralized the Surety bonds at the Briggs Mine with $0.1 million in cash, a $0.2 million letter of credit and security interest in 28,000 acres of real property mineral interests. We also have agreed to make additional cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. Neither the $0.5 million due on June 30, 2001 nor the $0.5 million due on June 30, 2002 were deposited with the Surety. We are in discussions with the Surety to modify the agreement. There can be no assurance that we will be able to renegotiate the agreement with the Surety and we could be subject to a potential legal proceeding by the Surety for the funds. The requirement to pay the Surety these amounts would adversely impact our liquidity and financial condition.

     We Have A History Of Losses, Which May Continue In The Future. Our operating history has resulted in losses from operations for the twelve months ending December 31, 2002, as well as for the fiscal years ending December 31, 2001, 2000 and 1998. We recorded a modest profit during 1999. The Company also anticipates a loss from operations for the fiscal year ended December 31, 2003. Our Briggs Mine may be profitable during a given fiscal year; however, our operations as a whole may be unprofitable due to:

•	exploration and development costs on properties from which no revenue is derived;
•	continuing general and administrative costs; and
•	interest expense associated with debt.

     There can be no assurance that we will not continue to experience losses from operations in the future.

     We Have Change In Control Provisions That Discourage A Corporate Takeover And Could Deprive Shareholders Of Opportunities To Sell At Temporarily Higher Prices. Our Certificate of Incorporation and Bylaws contain certain measures designed to make it more difficult and time-consuming to change majority control of our Board of Directors and to reduce our vulnerability to an unsolicited take over offer, particularly an offer which does not contemplate the acquisition of all our outstanding shares or which does contemplate the restructuring or sales of all or part of our assets. These measures include:

•	classification of the Board of Directors into three classes, each class to serve for three years;
•	a provision that our directors may be removed only for cause and only with the approval of at least 66-2/3% of the shareholders entitled to vote for the election of directors;
•	a provision that any vacancy on the Board may be filled by the remaining directors then in office, though less than a quorum; and
•	a provision requiring a 66-2/3% shareholder vote to amend or repeal, or to adopt any provision inconsistent with these measures.

     The foregoing measures may have certain negative consequences, including an effect on the ability of our shareholders or other individuals to:

•	change the composition of the incumbent board of directors;
•	benefit from certain transactions which are opposed by the incumbent board of directors; and
•	make a tender offer or otherwise attempt to gain control of us, even if such attempt was beneficial to us and our shareholders.

     Since such measures may also discourage accumulations of large blocks of our stock by purchasers whose objective is to have such stock repurchased at a premium, they could tend to reduce the temporary fluctuations in the market price of our stock which are caused by such accumulations. Accordingly, shareholders may be deprived of certain opportunities to sell their stock at a temporarily higher market price. The provisions relating to the removal of directors and the filling of vacancies will reduce the power of shareholders, even those with a majority interest in us, to remove incumbent directors and to fill vacancies on the board of directors.

     In addition, in March of 1997, our Board adopted a Shareholder Rights Agreement designed to protect and maximize the value of our outstanding equity interest in the event of an unsolicited attempt by an acquiror to take us over, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive a corporation’s Board of Directors and its shareholders of any real opportunity to determine the destiny of the corporation. The Board believes these tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares. The Shareholder Rights Agreement, however, may have the effect of rendering more difficult or discouraging any acquisition of us deemed undesirable by the Board. The Shareholder Rights Agreement will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the elimination, purchase or redemption of the rights provided for in the Shareholder Rights Agreement.

     The Price Of Our Common Stock Has A History of Volatility, Which May Prevent Shareholders From Realizing A Profit From Their Investment During Particular Time Frames. The market price for shares of our common stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations. From January 1, 2000 to May 23, 2003, our stock has traded in a range from a high of $2.53 to a low of $0.76 per share. Such volatility may prevent shareholders from realizing a profit on their investment during particular time frames.

     Our Listing With The American Stock Exchange Is Under Review And, If Delisted, Our Shares Will Not Trade On The Exchange. In mid-1999, the American Stock Exchange advised us that we had fallen below certain of the Exchange’s continued listing guidelines and, as a result, they were reviewing our listing eligibility. Since that time, the Exchange has maintained our listing on a quarterly basis and requested quarterly operating and financial submissions from us.

     If our common shares were to be de-listed from the American Stock Exchange and are not accepted for listing on another exchange, trading in our common shares might then be conducted in the over-the-counter market on an electronic bulletin board, or in what are commonly referred to as the “pink sheets.” There would likely be a less active trading market for our common shares and shareholders would then find it more difficult to see, or to quickly and accurately obtain pricing information for our common shares.

     De-listing from the American Stock Exchange would have an adverse impact on us. We do not expect that a de-listing would have any immediate, direct impact on our financial position, results of operations and liquidity in future periods. In the longer term, however, it might make it more difficult to raise funds. If our common shares are deemed to be a “penny stock”, the level of trading activity in our common shares could be reduced and its marketability affected.

     The Exercise Of Warrants And Debentures Will Dilute Current Shareholders And May Reduce The Market Price Of The Common Stock. The total number of warrant and debenture shares that may be issued upon exercise and conversion covered by this Prospectus is 3,993,449 shares of our common stock. As of December 31, 2002, there were 18,853,371 shares outstanding and the exercise of the warrants and conversion of debentures will dilute existing shareholder’s ownership by 17%. As of December 31, 2002, book value of our Company was $1.41 per share and, if all the warrants had been exercised (at $1.67 per share) and debentures converted on that date, the book value would have been $1.16 per share causing a dilution of $0.25 per share. The issuance of additional securities may also reduce the market price of the common stock.

     Future Issuances Of Common Stock Will Dilute Current Shareholders And May Reduce The Market Price Of The Common Stock. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the need for additional capital to fund expected growth, it is likely that we may issue additional securities to provide such capital, and that such additional issuances may involve a significant number of shares. The issuance of additional securities will dilute the percentage interests and may dilute the per share book value of existing shareholders, including persons purchasing securities in this offering, and may also reduce the market price of the common stock.

RISKS RELATED TO OUR MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES

     The Nature Of Mineral Exploration And Production Activities Involves A High Degree Of Risk; We Could Incur A Writedown On Our Investment In Any Project. Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

•	encountering unusual or unexpected formations;
•	environmental pollution;
•	personal injury and flooding; and
•	decrease in reserves due to a lower gold price.

     If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. All of these factors may result in losses in relation to amounts spent which are not recoverable. We have experienced losses of this type from time to time. In 2000, we wrote down our investment in the Briggs Mine by approximately $7.5 million.

     Our Industry Is Highly Competitive, Mineral Lands Are Scarce, And We May Not Be Able To Obtain Quality Property. In addition to us, many companies and individuals engage in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where we conduct exploration activities. We may be at a competitive disadvantage in acquiring mining properties since we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. The annual exploration budgets for major mining companies typically are several million dollars. Our exploration budget for 2003 is expected to be not more than $500,000. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies.

     Gold Prices Are Volatile And Declines Have An Adverse Effect On Our Share Price And Business Plan. The market price of minerals is extremely volatile and beyond our control. Basic supply/demand fundamentals generally influence gold prices. The market dynamics of supply/demand can be heavily influenced by economic policy. Fluctuating metal prices have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties which are being explored or developed for that mineral could also drop dramatically and we might not be able to recover our investment in those properties. Our decision to put a mine into production, and commitment of the funds necessary for that purpose must be made long before the first revenues from production will be received. During the last seven years, the average annual market price of gold has fluctuated between $271 per ounce and $388 per ounce. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in which no amount of planning or technical expertise can eliminate. Generally, we sell gold at spot prices, unless price hedging is required in connection with project loans. The average annual spot gold price per ounce since 1996 is shown below.

1996	1997	1998	1999	2000	2001	2002

$388	$331	$294	$279	$279	$271	$310

     We Must Comply With Complex Environmental Regulations Which Are Increasing And Costly. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may:

•	require significant capital outlays;
•	may materially affect the economics of a given property; and
•	may cause material changes or delays in our intended activities.

     These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs by us and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. Except as discussed in our 2002 Form 10-K as amended, we are not aware of any such claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

     The Title To Mineral Properties Can Be Uncertain And We Are At Risk Of Loss Of Ownership. Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of unpatented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry

     The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements.

     Legislation Has Been Proposed That Would Significantly Affect The Mining Industry. Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. As of May 23, 2003, no such bills have passed. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

     We May Not Have Sufficient Funding For Exploration, Which May Hinder Our Growth. Historically, we have funded our exploration activities through joint venture partners as well as using our own cash resources. We have been successful in raising funds for our exploration activities. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. Our ability to obtain this financing will depend upon, among other things, the price of gold and the industry’s perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of our control, and cannot be accurately predicted. We do not know from what sources we will derive any required funding. If we cannot raise additional funds as to which there can be no assurance, we will not be able to fund certain exploration activities. Until additional funds become available, we anticipate restricting our exploration activities to the vicinity of our Briggs Mine.

     We May Not Have Sufficient Funding For Future Production, Which May Reduce Our Profitability And Growth. We will be required to expend potentially large sums if our exploration and/or development activities indicate mineable ore near our Briggs Mine or on other properties and we wish to put such properties into production. The amount of such financing could be reduced if we sell assets or enter into joint ventures on one or more of our properties. We will need to seek additional funding for the Seven-Up Pete/McDonald projects if the Montana initiative (I-137) is overturned and environmental permitting and development proceeds. However, there can be no assurance that we will be able to obtain the required funds for all or any of our projects. Failure to obtain such funds may reduce our profitability and growth.

     The Economics and Ore Grades at Current And Future Development Properties Are Uncertain, And We Could Experience A Write-down On Our Investment. Decisions as to whether any of the mineral development properties which we now hold or which we may acquire in the future contain commercially mineable deposits, and whether such properties should therefore be sold or brought into production, will depend upon the results of exploration programs and/or feasibility analyses and the recommendations of duly qualified engineers or geologists. There can be no assurance that any of the development properties we now hold, or which we may acquire, will contain a commercially mineable mineral deposit, and therefore, no assurance that we will ever generate a positive cash flow from the sale of or production operations on such properties. In addition, once we decide to place a property into production, risks still exist that the amount and grade of its reserves will not actually be as predicted. To the extent we experience lower amounts and/or grades of reserves, the costs per unit produced and profitability can be adversely affected. Depending upon the extent of such an effect in any of our properties, we could incur a writedown on our investment in any such property.

THE COMPANY

     Canyon Resources Corporation is a Colorado-based company organized in 1979 to explore, acquire, develop, and mine precious metal and other mineral properties. We are involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

     Our gold production operation is located in California and we have projects in Montana as well as in Latin America. Our exploration and development efforts have emphasized precious metals (gold and silver). After we identify and acquire mineral properties, we evaluate the properties by geologic mapping, rock sampling, and geochemical analyses. Properties we believe have favorable geologic conditions usually warrant further exploration. In almost all cases, we require exploration drilling to test the mineral potential of a property.

     Our staff and consultants further evaluate properties with a demonstrated inventory of mineralized rock. We conduct various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, we develop a plan of operations and submit the plan to the required governmental agencies for their review. We and the appropriate government authorities generally require vigorous environmental reviews prior to issuance of permits for the construction of a mining operation.

     We conduct a portion of our mineral exploration through joint ventures with other mining companies. We have also independently financed the acquisition of mineral properties and conducted exploration and drilling programs and implemented mine development and production from mineral properties in the western United States. In addition, we have financed and conducted exploration programs in Latin America and Africa.

RECENT DEVELOPMENTS

     In early March 2003, we completed a private placement of convertible debenture financing in the amount of $3,299,000. The debentures have an annual interest rate of 6% which is payable quarterly. The debenture holders have the right to convert to our common stock at any time at a conversion rate of $1.38 per $1,000 of principal, which would result in the issuance of 2,390,589 shares of our stock.

     During the first quarter of 2003, a total of 441,300 tons of ore was mined at our Briggs Mine, located in California. Gold production for this quarter was 12,764 ounces which was sold at an average realized price of $308 per ounce.

     This Prospectus covers (i) the potential resale of 4,384,202 shares of our restricted common stock which was issued in private placement transactions from April 2002 to March 2003, (ii) the potential issuance of 1,602,860 shares upon exercise of the warrants issued in a private placement that was completed in April of 2002, and (iii) the potential issuance of 2,390,589 shares upon the conversion of the debentures issued in the private placement that was completed in March of 2003. The purchasers of the convertible debentures may be deemed to be underwriters under the Securities Act of 1933 as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus and the documents incorporated herein by reference contain forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause our actual results to differ materially from these statements are discussed in “Risk Factors” in this prospectus. You are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

     The selling stockholders listed below will receive all of the proceeds from the sale of our common shares by them. We will not receive any proceeds from the sale of such shares.

     We would receive up to $2,163,861 if all warrants are exercised prior to August 6, 2003, or up to $2,676,776 upon the exercise of all warrants after August 6, 2003. Amounts received from the exercise of the warrants are expected to be used for general corporate expenses, including overhead expenses and project exploration and development expenses. We would not receive any proceeds upon the conversion of the debentures.

THE SELLING STOCKHOLDERS

     The selling stockholders listed in the table below may use this prospectus to offer and sell up to 4,384,202 of our common shares. We list below with respect to the selling stockholders, as of the date of this prospectus:

(1)	the number of our common shares beneficially owned,
(2)	the maximum number of shares which may be sold in the offering covered by this prospectus,
(3)	the number of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above, and
(4)	the percentage of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above.

	Shares	Maximum	Number of Shares
	Beneficially	Number of	to be Beneficially
	Owned Prior to	Shares Which	Owned After this
Name	this Offering(1)	May Be Sold	Offering(1)%

Rudolf Mueller	452,599	81,301	371,298	1.8
Damon Wells	1,021,858	81,301	940,557	4.4
Rice Foundation(2)	356,329	97,561	258,768	1.2
G& M Electrical Contractors Profit Sharing Plan(2)	136,050	24,391	111,659	*

	Shares	Maximum	Number of Shares
	Beneficially	Number of	to be Beneficially
	Owned Prior to	Shares Which	Owned After this
Name	this Offering(1)	May Be Sold	Offering(1)%

Walter Nathan (2)	230,073	81,301	148,772	*
MRK Financial, Inc.(3)	973,749	334,553	639,196	3.0
Nemesis Partners I, LLC (4)	346,933	101,627	245,306	1.3
Ring Partners, L.P. (5)	362,781	81,301	281,480	1.4
Monterey OCM Gold Fund (6)	386,241	81,301	304,940	1.4
Au Capital, L.P. (7)	230,649	40,651	189,998	*
Sheldon Schak (2)	98,031	32,521	65,510	*
Oliver Field (2)	49,763	16,261	33,502	*
Otto Dauber (2)	147,178	69,106	78,072	*
Xodarap Partners LLC (4)	203,254	101,627	101,627	*
Adrian Day	130,082	65,041	65,041	*
Nakeeta Atlantic Corp. (8)	40,652	20,326	20,326	*
William & Charlotte Miller Trust (8)	40,652	20,326	20,326	*
William & Elizabeth Meng (8)	48,782	24,391	24,391	*
Norman Olsen (8)	40,652	20,326	20,326	*
A. Louise Troth & Richard L. Wilson (8)	40,652	20,326	20,326	*
Eleanor M. Weeks Revocable Trust (8)	40,652	20,326	20,326	*
Isle of Man Assurance (8)	81,302	40,651	40,651	*
Mediacommunication S.A. (8)	68,782	24,391	44,391	*
Felix Raetia Foundation (8)	297,802	81,301	216,501	1.0
Michael Miller (2)	40,652	20,326	20,326	*
Louise E. Todaro (2)	40,652	20,326	20,326	*
Small Mine Development, LLC (9)	2,099,620	2,099,620	0	*
John C. Doody	129,902	111,600	18,302	*
Herbert C. Osborne	4,688	4,688	0	*
Metals Research Corporation (10)	6,521	6,521	0	*
Mintec, Inc. (11)	15,134	15,134	0	*
Polymer Ventures, Inc. (12)	63,500	63,500	0	*
C. W. Neal Corporation (13)	10,158	10,158	0	*
Bakersfield Electric Motor Repair (14)	12,890	12,890	0	*
Summit Valley Equipment (15)	84,109	84,109	0	*
Steven F. Ireland	6,350	6,350	0	*
Haycock Petroleum Company (16)	191,891	191,891	0	*
Alpha Dyno Nobel (17)	165,165	165,165	0	*
Blueridge Enterprises Incorporated (18)	7,216	7,216	0	*
Jerry Baughman	2,500	2,500	0	*
Total	8,706,446	4,384,202	4,322,244
* Less than 1%

(1)	Including shares obtainable upon exercise of warrants and conversion of debentures.
(2)	Investment decisions are made by Richard Sacks, President of Phoenix Advisory Co., Inc.
(3)	Investment decisions are made by Michael R. Krupp, President.
(4)	Investment decisions are made by Justin Fine, Manager.
(5)	Investment decisions are made by George Ireland, General Partner.
(6)	Investment decisions are made by Gregory Orrell, President.
(7)	Investment decisions are made by Hans Kahn, General Partner.
(8)	Investment decisions are made by Adrian Day, President of Global Strategic Management.
(9)	Investment decisions are made by Ronald Guill, President of Small Mine Development.
(10)	Investment decisions are made by Bruce Wojcik, President of Metals Research Corporation.
(11)	Investment decisions are made by A. F. Banfield, President of Mintec, Inc.
(12)	Investment decisions are made by Jon Fabri, President of Polymer Ventures, Inc.
(13)	Investment decisions are made by Charles W. Neal, II, President of C. W. Neal Corporation.
(14)	Investment decisions are made by Michael W. Langston, Vice President of Bakersfield Electric Motor Repair, Inc.
(15)	Investment decisions are made by Charles Gale, President of Summit Valley Equipment.
(16)	Investment decisions are made by Tom Schalk, Vice President of Haycock Petroleum Company.
(17)	Investment decisions are made by Brad Langer, President of Alpha Dyno Nobel.
(18)	Investment decisions are made by Robert W. Jordan, Vice President and General Manager of Blueridge Enterprises Incorporated.

PLAN OF DISTRIBUTION

SALES BY SELLING STOCKHOLDERS

     We are registering 4,384,202 common shares on behalf of the selling stockholders.

     The common stock to be sold by the selling stockholders may be sold by them from time to time directly to purchasers. Alternatively, the selling stockholders may, from time to time, offer the common stock through dealers or brokers, who receive compensation in the form of commissions from the selling stockholders and/or the purchasers of the common stock for whom they act as agents. As of the date of this prospectus, the selling stockholders have not advised us that they have entered into any agreement or understanding with any dealer or broker for the offer or sale of the common stock. The selling stockholders may enter into such agreements or understandings in the future. The selling stockholders may also offer some or all of the common stock through market transactions on the American Stock Exchange, on which our common stock is traded. Sales of the common stock through brokers may be made by any method of trading authorized by the American Stock Exchange, including block trading in negotiated transactions. Any such sale of common stock by the selling stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the common stock being offered, unless the selling stockholder elects to rely on Rule 144 or another exemption from the registration requirement in connection with a particular transaction. Without limiting the foregoing, such brokers may act as dealers purchasing any or all of the common stock covered by this prospectus. Sales of common stock are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The selling stockholders have not advised us that they anticipate paying any consideration, other than usual and customary broker’s commissions, in connection with sales of the common stock. The selling stockholders are acting independently of us in making decisions with respect to the timing, manner and size of each sale.

EXERCISE BY WARRANT AND DEBENTURE HOLDERS

     No underwriting discounts or commissions or any dealers’ compensation will be paid in connection with the issuance of common stock upon any exercise of the warrants or conversion of the debentures.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

     Certain legal matters with respect to the legality of the securities offered and the organization and existence of our Company have been passed upon for us by the Law Office of Reed & Reed P.C., 4450 Arapahoe Avenue, Suite 100, Boulder, Colorado 80303.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF
CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission’s web site at http://www.sec.gov.

     Our common stock is listed on the American Stock Exchange and our reports, proxy statements and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our Company for the common shares to be sold by the selling stockholders and issued upon exercise of certain warrants. As allowed by the Securities and

Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

     The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our common shares:

•	our annual report on Form 10-K, filed by us for the fiscal year ended December 31, 2002;
•	an amendment to our 2002 annual report on Form 10-K, filed by us on May 28, 2003.
•	a current report on Form 8-K, filed by us on March 11, 2003
•	our quarterly report on Form 10-Q, filed by us for the quarter ended March 31, 2003
•	our Definitive Proxy Statement filed by us for the 2002 Annual Meeting of Shareholders;
•	a description of our common stock contained in the Registration Statement 8-A as declared effective by the Securities and Exchange Commission on March 18, 1986.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Canyon Resources Corporation
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401
303/278-8464

     We have not authorized anyone to give any information or make any representations about us that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Golden, State of Colorado on July 9, 2003.

CANYON RESOURCES CORPORATION

Date: July 9, 2003	/s/ Richard H. De Voto Richard H. De Voto Principal Executive Officer

Date: July 9, 2003	/s/ Gary C. Huber Gary C. Huber Principal Financial and Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: July 9, 2003	/s/ Richard H. De Voto Richard H. De Voto Principal Executive Officer

Date: July 9, 2003	/s/ Gary C. Huber Gary C. Huber Principal Financial and Accounting Officer

Date: July 9, 2003	/s/ Leland O. Erdahl Leland O. Erdahl Director

Date: July 9, 2003	/s/ David K. Fagin David K. Fagin Director

Date: July 9, 2003	/s/ Richard F. Mauro Richard F. Mauro Director

Date: July 9, 2003	/s/ Ronald D. Parker Ronald D. Parker Director